UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686164302

(CUSIP Number)

March 15, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      686164302

1.	Names of Reporting Persons. Nineteen77 Global Multi-Strategy Alpha Master Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,079,808
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,079,808
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,079,808 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) CO; OO

Item 1.

(a) Name of Issuer

Orexigen Therapeutics, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

3344 N. Torrey Pines Ct., Suite 200

La Jolla, CA 92037

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of Nineteen77 Global Multi-Strategy Alpha Master Limited, a Cayman Islands ordinary non-resident company (the “Reporting Person”).

The principal business office of the Reporting Person is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, George Town KY1-1104, Cayman Islands.

(d) Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

686164302

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b):

(i)       As of the close of business on March 15, 2016, the Reporting Person may have been deemed to have beneficial ownership of 16,155,911 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person (the “Warrant”), and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 145,564,920 shares of Common Stock outstanding as of February 26, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2016, plus (2) 16,155,911 shares of Common Stock issuable upon exercise of the Warrant. The foregoing excludes: (I) 15,344,089 shares of Common Stock issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of more than 9.99% of the Common Stock, (II) 31,499,921 shares of Common Stock issuable upon conversion of a convertible note held by the Reporting Person (“Note 1”) because Note 1 is subject to a blocker provision under which the holder thereof does not have the right to convert Note 1 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, and (III) 2,497,405 shares of Common Stock issuable upon conversion of a second convertible note held by the Reporting Person (“Note 2”) because Note 2 is subject to a blocker provision under which the holder thereof does not have the right to convert Note 2 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock. The application of such blocker provision and the shares of Common Stock reported as being beneficially owned by the Reporting Person as a result thereof take into account the shares of Common Stock beneficially owned by the investment advisor of the Reporting Person (with whom the Reporting Person shares voting and dispositive power) which is being reported separately. Without such blocker provisions, the Reporting Person may have been deemed to have beneficial ownership of 65,497,326 shares of Common Stock.

(ii)       As of the close of business on December 31, 2016, the Reporting Person may have been deemed to have beneficial ownership of 1,618,951 shares of Common Stock issuable upon exercise of the Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 14,586,771 shares of Common Stock outstanding as of November 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 7, 2016, plus (2) 1,618,951 shares of Common Stock issuable upon exercise of the Warrant. The foregoing excludes: (I) 1,531,049 shares of Common Stock issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, (II) 3,149,999 shares of Common Stock issuable upon conversion of Note 1 because Note 1 is subject to a blocker provision under which the holder thereof does not have the right to convert Note 1 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, and (III) 154,606 shares of Common Stock issuable upon conversion of Note 2 because Note 2 is subject to a blocker provision under which the holder thereof does not have the right to convert Note 2 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock. The application of such blocker provision and the shares of Common Stock reported as being beneficially owned by the Reporting Person as a result thereof take into account the shares of Common Stock beneficially owned by the investment advisor of the Reporting Person (with whom the Reporting Person shares voting and dispositive power) which is being reported separately. Without such blocker provisions, the Reporting Person may have been deemed to have beneficial ownership of 6,454,605 shares of Common Stock.

(iii)       As of the close of business on December 31, 2017, the Reporting Person may have been deemed to have beneficial ownership of 2,079,808 shares of Common Stock issuable upon exercise of the Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 16,603,831 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on November 14, 2017, plus (2) 2,135,268 shares of Common Stock issued at the closing of the exchange transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2017, and (3) 2,079,808 shares of Common Stock issuable upon exercise of the Warrant. The foregoing excludes: (I) 1,070,192 shares of Common Stock issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, (II) 3,023,999 shares of Common Stock issuable upon conversion of Note 1 because Note 1 is subject to a blocker provision under which the holder thereof does not have the right to convert Note 1 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, (III) 77,303 shares of Common Stock issuable upon conversion of Note 2 because Note 2 is subject to a blocker provision under which the holder thereof does not have the right to convert Note 2 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, and (IV) 422,000 shares of Common Stock issuable upon conversion of a third convertible note held by the Reporting Person (“Note 3”) because Note 3 is subject to a blocker provision under which the holder thereof does not have the right to convert Note 3 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock. The application of such blocker provision and the shares of Common Stock reported as being beneficially owned by the Reporting Person as a result thereof take into account the shares of Common Stock beneficially owned by the investment advisor of the Reporting Person (with whom the Reporting Person shares voting and dispositive power) which is being reported separately. Without such blocker provisions, the Reporting Person may have been deemed to have beneficial ownership of 6,673,302 shares of Common Stock.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote:       0     .

(2) Shared power to vote or to direct the vote:      2,079,808     .

(3) Sole power to dispose or to direct the disposition of      0       .

(4) Shared power to dispose or to direct the disposition of       2,079,808     .

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018
Nineteen77 Global Multi-Strategy Alpha Master Limited

By: UBS O’Connor LLC, its investment advisor

	By:	/s/ Nicholas Vagra
Name: Nicholas Vagra
Title: Manager, Chief Operating Officer

	By:	/s/ Andrew Hollenbeck
Name: Andrew Hollenbeck
Title: General Counsel